IVA Fiduciary Trust
717 Fifth Avenue, 10th Floor
New York, New York 10022

February 7, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Christina DiAngelo Fettig

Re:	IVA Fiduciary Trust (the “Trust”) — File No. 811-22211

SEC Staff Comments on Financial Statements

Dear Ms. Fettig:

We submit this letter in response to comments received on February 3, 2014 by telephone from the staff of the Securities and Exchange Commission (the “SEC”) relating to financial statements filed by the Trust on behalf of its series portfolios (each a “Fund”) on Form N-CSR for the fiscal year ended September 30, 2013 (the “Shareholder Report”).

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — The “Letter from the President” on page 3 states that the Funds outperformed their respective benchmarks. Please reconcile this statement with the information contained under the headings “Performance” on pages 10 and 22, which shows that the Funds underperformed their respective benchmarks for the year ended September 30, 2013.

Response to Comment 1 — We respectfully note that the Letter from the President states that the Funds “recently completed their fifth year of operation with both Funds outperforming their respective benchmarks.” While we agree that the Funds underperformed their respective benchmarks for the year ended September 30, 2013, we note that the performance information presented on pages 10 and 22 supports our statement that the Funds have outperformed these benchmarks for the period since inception on October 1, 2008.

Comment 2 — On pages 10 and 22, we note that in the charts showing the growth of an initial $10,000 investment, such initial investment does not reflect the deduction of the maximum sales load applicable to each Fund’s Class A shares, as required by Instruction 2 to Item 27(b)(7)(ii)(A) of Form N-1A. In the future, please show the growth of an initial $10,000 investment assuming that the maximum sales load has been deducted from the $10,000 investment, i.e., showing the growth of the amount actually invested.

Response to Comment 2 — The Funds will make the requested change.

Comment 3 — The Statements of Assets and Liabilities on page 32 do not disclose separately amounts payable to the Funds’ Trustees, as required by Reg S-X §210.6-04, Balance Sheets.

Response to Comment 3 — We respectfully note that there were no amounts payable to the Funds’ Trustees as of September 30, 2013 and that, accordingly, no related disclosure is necessary.

Securities and Exchange Commission
February 7, 2014

Comment 4 — In the Statements of Operations on page 33, the staff notes that the amounts shown for each Fund’s “Other expenses” are quite large. Please confirm that neither Fund incurred individual expenses during the period that exceeded 5% of the Fund’s total expenses, which is required to be disclosed under Reg S-X §210.6-07, Statements of Operations.

Response to Comment 4 — We confirm that neither Fund incurred individual expenses during the period that exceeded 5% of the Fund’s total expenses.

Comment 5 — In the Notes to Financial Statements, in Note 1 on page 41, we suggest that the Funds consider disclosing here whether they are diversified or non-diversified, which appears to the staff to be industry practice, although not required under applicable rules.

Response to Comment 5 — The funds will make this change.

Comment 6 — In the Notes to Financial Statements, Note 1 on page 44 states that: “Under the applicable foreign tax laws, a withholding tax may be imposed on interest, dividends and capital gains at various rates.” The staff suggests that the Funds consider disclosing here whether any of these taxes were paid and, if so, where information regarding such payments can be found in the financial statements. This also appears to the staff to be industry practice, although not required under applicable rules.

Response to Comment 6 — We will include going forward.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Shareholder Report, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Shareholder Report;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Shareholder Report; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to include changes made in response to the comments set forth in this letter in future shareholder reports. If you have any questions, please do not hesitate to contact me at (212) 584-3582.

Sincerely,

/s/ Stefanie J. Hempstead
Stefanie J. Hempstead
Treasurer, IVA Fiduciary Trust

Cc: Shanda Scibilia